EXHIBIT 99.1

Evaxion announces promising clinical data for DNA-based personalized cancer immunotherapy EVX-02: Phase 1/2a trial met both primary and secondary endpoints

  All 10 patients with late stage melanoma who completed EVX-02 treatment demonstrated robust and treatment-specific immune responses and were relapse-free at their last assessment
  Results further validate predictive potential of proprietary AI technology and pave the way for advancement of EVX-03, a next-generation DNA-based personalized cancer immunotherapy, into the clinic in Q4

COPENHAGEN, Denmark, April 18, 2023 (GLOBE NEWSWIRE) -- Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion” or the “Company”), a clinical-stage biotechnology company specializing in the development of AI-powered immunotherapies, today presented promising clinical data from its Phase 1/2a first-in-human study of its DNA-based personalized cancer immunotherapy, EVX-02 in combination with the checkpoint inhibitor nivolumab. Data were presented in the Late Breaking Research: Clinical Research 2 session at the 2023 AACR (American Association for Cancer Research) meeting in Orlando, Florida.

The study, in patients with resected melanoma, showed that:

  All 10 patients who received the full dosing schedule of 8 immunizations with EVX-02 were relapse-free at their last assessment
  Of these 10 patients, 9 completed the full study and were relapse-free at the 12-month end of study visit. One patient was prematurely terminated due to non-EVX-02 related adverse events (AEs), and was relapse-free at the last visit at 9 months
  The combination of EVX-02 and nivolumab was well tolerated and only mild EVX-02-associated AEs were observed
  Robust and long-lasting neoantigen-specific T-cell immune responses were confirmed in all EVX-02 completers
  The induced T-cell immune responses involved both CD4+ and CD8+ T cells

“We are extremely happy to share the positive clinical data from our Phase 1/2a EVX-02 study at AACR. We met both our primary endpoints on safety, tolerability and immunogenicity and our secondary endpoint on clinical efficacy. With all 10 patients who completed the EVX-02 treatment being relapse-free during the trial and with robust and treatment-specific immune responses, we see clear signs of a protective cancer vaccination effect,” said Per Norlén, Chief Executive Officer of Evaxion. “The EVX-02 data affirm our ability to select the right neoantigens, matched to the cancer of each patient, and provide further validation of our AI platform PIONEERTM. They also support our plan to fast track our next-generation DNA-based personalized cancer immunotherapy, EVX-03, to the clinic in Q4.”

About the Phase 1/2a Study with EVX-02
The open-label, single-arm, multi-center Phase 1/2a study (NCT04455503) was designed to evaluate the combination of EVX-02 plus nivolumab in patients who had undergone complete surgical resection of late stage melanoma and were at high risk for recurrence. The primary objectives of the 12-month study were to assess the safety, tolerability and immunogenicity of EVX-02 plus nivolumab. In addition, the study was intended to evaluate relapse free survival. Evaxion reported initial, interim safety and immunogenicity data from the first 8 patients in the study in November 2022.

About Evaxion
Evaxion Biotech A/S is a clinical-stage biotech company developing AI-powered immunotherapies. Evaxion’s proprietary and scalable AI technologies decode the human immune system to discover and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Evaxion has a broad pipeline of product candidates, including three personalized cancer immunotherapies. The company is located in Hørsholm, Denmark, and is listed on the Nasdaq New York stock exchange. For more information, please visit: www.evaxion-biotech.com.

Source: Evaxion Biotech

Forward-looking statement
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For more information
Evaxion Biotech A/S
Per Norlén
Chief Executive Officer
pno@evaxion-biotech.com

LifeSci Advisors LLC
Corey Davis, Ph.D.
Managing Director
cdavis@lifesciadvisors.com
212-915-2577